Similarweb Ltd.
121 Menachem Begin Rd.
Tel Aviv-Yafo, Israel 6701203
May 7, 2021
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jeff Kauten, Staff Attorney
Jan Woo, Legal Branch Chief
Lisa Etheredge, Senior Staff Accountant
Robert Littlepage, Accounting Branch Chief

Re:	Similarweb Ltd.
Registration Statement on Form F-1
File No. 333-255262
Ladies and Gentlemen:
Similarweb Ltd. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 to become effective on May 11, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Nicole Brookshire, David Boles, Stephane Levy and Yoon-jee Kim of Cooley LLP, counsel to the Registrant, to make such request on its behalf.
Once the Registration Statement has been declared effective, please orally confirm that event with Nicole Brookshire of Cooley LLP, counsel to the Registrant, at (212) 479-6157, or in her absence, Yoon-jee Kim at (212) 479-6792.
[Signature Page Follows]

Very truly yours

Similarweb Ltd.

By: /s/ Jason Schwartz
Name: Jason Schwartz
Title: Chief Financial Officer

cc:
Or Offer, Similarweb Ltd.
Nicole Brookshire, Cooley LLP
Yoon-jee Kim, Cooley LLP
David Glatt, Meitar
Josh Kiernan, Latham and Watkins LLP
Nathan Ajiashvili, Latham and Watkins LLP
Chaim Friedland, Gornitzky & Co.
Ari Fried, Gornitzky & Co.